UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 13, 2006

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687 - 7000

__________________________________

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about an exequatur requested before the Supreme Court of Chile.
  A filing indicated in (1) in Spanish.

Santiago, March 13th 2006.

Mr.

Alejandro Ferreiro Yazigi

Superintendente de Valores y Seguros

Superintendencia de Valores y Seguros

Presente.

Ref. Register Number 447

Dear Sir:

Pursuant Law number 18.045: article 9 and paragraph 2 of article 10; and pursuant General Bylaw number 30, herewith is attached certain fact, which is essential to this Company regarding its securities.

Regards,

Juan Enrique Barriga Ugarte.

General Manager.

SUPERMERCADOS UNIMARC S.A.

SECURITY REGISTRATION NUMBER 447

ESSENTIAL FACT

Pursuant articles 9 and 10 of Law 18.045, herewith I communicate and essential fact in relation with the subscribing Company.

In the Board of Director Meeting held on March 13th 2006, it was acknowledged of the decision of Mr. Victor Hugo Cantillano, in the sense he resigned as Director of the Company. Such post will remain unseated until the next Shareholders Meeting to be held.

SANTIAGO, 13 de marzo de 2006

Senor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Superintendencia de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores numero 447./

De mi consideracion:

En virtud de lo establecido en el articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo senalado en la Norma de Caracter General Numero 30, debidamente facultado vengo en acompanar la informacion de ciertos hechos que a criterio de esta compania reviste el caracter de esencial o relevante, respecto de la sociedad y sus valores de oferta publica.

Sin otro particular, saluda muy atentamente a usted,

/s/ Juan Enrique Barriga Ugarte

Juan Enrique Barriga Ugarte

Gerente General

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad al articulo 9 e inciso segundo del articulo 10 de la Ley 18,045, comunico el siguiente hecho esencial respecto de la sociedad:

En sesion de directorio de fecha 13 de marzo 2006, se tomo conocimiento de la renuncia presentada por don Victor Hugo Cantillano Vergara, al cargo de director de la sociedad, quedando actualmente vacante dicho cargo, hasta la proxima Junta Ordinaria de Accionistas.

/s/ Juan Enrique Barriga Ugarte

Juan Enrique Barriga Ugarte

Gerente General